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RP FINANCIAL, LC.
-----------------------------------------
Financial Services Industry Consultants


                                                    July 5, 2001




Board of Directors
Essex Bancorp, Inc.
Interstate Corporate Center
Building 9, Suite 200
Norfolk, Virginia  23502

Members of the Board:

         You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view of the consideration to be paid to the current unaffiliated common holders of the common stock ("Common Stock") of Essex Bancorp, Inc., Norfolk, Virginia ("Essex" or the "Company"), the holding company for Essex Savings Bank, F.S.B. (the "Bank"), in connection with the merger transaction described below.


Description of Merger
---------------------

         In this regard, Essex has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Essex Acquisition Corp. ("Essex Acquisition"), a newly-formed wholly-owned subsidiary of the Company, whereby Essex Acquisition will exchange all of the outstanding shares of the Company's Common Stock for cash concurrent with the merger of the Company into Essex Acquisition (the "Merger"). The Bank will become a subsidiary of Essex Acquisition. This letter incorporates by reference the proxy statement for the Merger and the Merger Agreement. Following the Merger, the holders of the Common Stock will no longer have an interest in the Company and the holders of the two series of preferred stock ("Preferred Stock"), Series B and Series C, and outstanding warrants to purchase Common Stock ("Warrants") will own all of the equity interests in Essex Acquisition, which will be the surviving company in the Merger. The Common Stock ownership of Essex Acquisition will be based on the redemption value and accumulated dividends of the both series of Preferred Stock and the value of the Warrants determined as of February 1, 2001. The holders of the Series B and C Preferred Stock will be issued new shares of Common Stock of Essex Acquisition and the Warrants will be exchanged for new shares of Common Stock of Essex Acquisition. Accordingly, the Merger will eliminate the public ownership of the Company's Common Stock and will result in a "going private" transaction whereby the common stock ownership of Essex Acquisition will be closely held by the current holders of the Series B and C Preferred Stock and Warrants. As a result, the Common Stock will no longer be traded on the American Stock Exchange, price quotations with respect to sales of shares in the public market will no longer be available and the Common Stock will no longer be registered under the Securities Exchange Act of 1934, as amended. Following the Merger, Essex Acquisition will be renamed Essex Bancorp,

         Inc. The effective time of the Merger (the "Effective Time") is expected to occur as soon as practicable after the meeting of shareholders approving the Merger and satisfaction and waiver of terms and conditions of the Merger Agreement, following which the holders of the Common Stock will receive a cash payment, as described below.

         Essex Acquisition intends to finance the Merger through a loan of up to $2 million, representing the anticipated aggregate consideration to be paid to the holders of the Company's Common Stock plus related fees and expenses, according to the executed Loan Agreement between Essex Acquisition and Centura Bank, dated May 31, 2001 ("Loan Agreement").


Summary Description of Merger Consideration
-------------------------------------------

         At the Effective Time, all of the outstanding shares of Essex Common Stock will be converted into the right to receive cash in an amount equal to $1.45 per share ("Cash Consideration"). As of the date of this letter, Essex had a total of 1,060,642 common shares outstanding.

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         The Company's granted employee and director stock options will be exchanged for cash equal to the amount by which the Cash Consideration exceeds the exercise price of such options, if any. Out of the money employee and director stock options will not be eligible to receive any Cash Consideration. Payment received, if any, will constitute consideration for the termination and cancellation of all options and related stock appreciation rights. As of the date of this letter, there were: 166,500 employee stock options with a weighted average exercise price of approximately $1.40, of which 132,000 were in the money with a weighted average exercise price of approximately $1.30, and 7,300 director stock options with a weighted average exercise price of $1.99, of which 2,350 were in the money with a weighted average exercise price of approximately $1.22.

         The Company has 7,949,000 Warrants outstanding, all of which are exercisable into Essex Common Stock at a price of $0.9375 per share, and all of the Warrants are owned by the holders of the Preferred Stock. Given tax considerations and the limited equity available to the Company to pay the Cash Consideration, any significant exercise of the Warrants prior to the Effective Time may cause the Company to determine that it cannot consummate the Merger and thus terminate the Merger Agreement. Further, because of the large number of Warrants outstanding, any significant exercise of the Warrants prior to the Effective Time may adversely impact the level of the Cash Consideration per share.


RP Financial Background and Experience
--------------------------------------

         RP Financial, as part of its financial institution valuation, consulting and merger advisory practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings by commercial banks and thrift institutions, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions including the valuation of equity and debt securities, stock-based benefit plans and going private transactions. As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the Virginia and Mid-Atlantic markets for thrift and bank securities and financial institutions operating in Virginia.

         In the past, RP Financial has provided consulting and planning services to Essex and has received customary fees for such services. Neither RP Financial nor its members have any past or present ownership in any debt or equity securities of Essex or any future ownership in any debt or equity securities of Essex Acquisition. RP Financial will receive a fee from Essex for rendering this opinion, a substantial portion of which is contingent upon the consummation of the Merger. RP Financial will also receive a fee for the valuation of the Warrants to assist the Special Committee in setting the conversion ratio of the Warrants of the Company for Common Stock in Essex Acquisition. In addition, Essex has agreed to indemnify RP Financial for certain liabilities arising out of this financial advisory engagement. RP Financial has not been engaged by Essex Acquisition. RP Financial is not a broker/dealer and thus does not engage in the trading of securities for any company, including Essex, for its own account or for others.

         RP Financial's opinion does not address Essex's underlying business decision to effect the Merger. At the direction of the Special Committee, RP Financial has not been asked to, nor does RP Financial offer, any opinion as to the material terms of the Merger Agreement or the form of the Merger. RP Financial was not engaged to solicit third party indications of interest in the possible acquisition of Essex in part or in whole.


Materials Reviewed and Considered
---------------------------------

         In rendering this fairness opinion, RP Financial reviewed the following material:

         (1)  the various documents pertaining to the Merger, including -

              (a)  the Merger Agreement,

              (b) the term letter from Centura Bank, dated February 20, 2001, and the Loan Agreement, dated May 31, 2001 pertaining to the financing of the Merger,

              (c)  the shareholder proxy materials,


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              (d)  the tax memorandum prepared by PricewaterhouseCoopers, dated
                   January 31, 2001;

         (2) financial and other information of Essex, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations -

              (a) audited financial statements for five fiscal years ended December 31, 2000 and unaudited financial statements for the first five months of 2001,

              (b) stockholder, regulatory and internal financial reports and for the last five fiscal years and the quarter ended March 31, 2001, including quarterly and annual reports, filings with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, and press releases,

              (c)  the annual proxy statements for the last five years,

              (d) various other internal documents, including, but not limited to, minutes of the Board of Directors for the Company and the Bank, regulatory reports, the employee and directors stock options schedule and the preferred dividends schedule assuming the dividends continue to accumulate and earn interest over the next five years.

         (3) Comments by the Essex Board, Special Committee and management regarding past and current business, operations, financial condition, and future prospects;

         (4) The Board approved business plan for Essex and subsidiaries for fiscal year 2001, including financial projections, incorporating the pro forma impact of the Merger;

         (5) The net operating tax loss carryforward position of Essex and the strategic implications historically, currently and prospectively to realize the full benefit;

         (6) The redemption value and accumulated dividends of Essex's Series B and Series C preferred stock, and Essex's expectations that earnings will continue to be inadequate to cover the annual dividends for both series of Preferred Stock;

         (7) The terms of the 7,949,000 Warrants outstanding, including the pro forma impact and the resulting voting control of Essex's Common Stock if the currently exercisable Warrants were to be partially or fully exercised; and

         (8) The Common Stock price history of Essex, including the closing price and daily volume for Essex's stock on the American Stock Exchange from 1999 up to the February 1, 2001 announcement of the Merger and up to the date of this opinion.

         RP Financial considered the absence of interest by third party financial institutions and other financial intermediaries in pursuing a merger with, or an acquisition of, Essex over the past five years, even with the assistance provided by a third party financial advisor in 2000 who conducted a targeted canvassing of financially capable in-market and out-of-market financial institutions. RP Financial also considered the alternative strategies evaluated and/or pursued by Essex over the last five years to provide returns to the holders of the Preferred Stock and the Common Stock, including: (1) a secondary offering of common stock to partially or fully refund the Preferred Stock; (2) strategic affiliations with banking and non-banking entities whereby such third parties would purchase the existing Preferred Stock or newly issued shares of Common Stock; and (3) going private through a Merger whereby the holders of the Common Stock would receive cash consideration and the holders of the Preferred Stock and Warrants would become the holders of the Common Stock following the Merger. RP Financial also considered the economic and demographic characteristics in the local market area, the interest rate environment and the potential impact of the regulatory, legislative and economic environments on operations for Essex and the public perception of the savings institution industry.

         In evaluating the Merger, and specifically the Cash Consideration to be paid to the current holders of the outstanding shares of the Company's Common Stock, RP Financial also considered:


         (1) Essex's financial and trading characteristics relative to publicly-traded thrifts, including a peer group of regionally based publicly-traded thrifts and a peer group of similarly sized thrifts with an emphasis in mortgage banking and servicing of loans for others;

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         (2)   the financial terms of completed and pending acquisitions of comparable savings institutions both regionally and nationally from 1998 to present, including the pricing ratios relative to earnings per common share, book value per common share, assets per share and the tangible book value premium relative to core deposits;

         (3) the trading price premium paid in the acquisitions of publicly-traded savings institutions and commercial banks 1998 to present;

         (4) the trading price premium paid in going private transactions involving publicly-traded banks and thrifts since the end of 1999;

         (5) the trading price premium paid in going private transactions 2000 to date of non-financial institutions in which the controlling/continuing shareholders owned 50% or more and 90% or more of the voting stock or equity;

         (6) the trading price premium paid in "Dutch auction" tender offers conducted by banks and thrifts 1998 to present; and

         (7) discounted cash flow analyses pertaining to Essex reflecting future prospects, before consideration of the Merger, which are expected to lead to further erosion of the negative book value per common share despite anticipated balance sheet growth and profitability.

         In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Essex furnished by management to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. Essex did not restrict RP Financial as to the material it was permitted to review. RP Financial further relied upon the assurances of Essex's management that it is unaware of any facts that would make the information provided to RP Financial incomplete or misleading in any material respect. With respect to projected financial and operating data provided by Essex, RP Financial has assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the management and staff of Essex relating to the future financial and operational performance and business prospects of Essex and its subsidiaries. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Essex. It is the understanding of RP Financial from Essex that there have not been any prior formal valuations of the Company's Common Stock during the past five years.

         RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger as currently structured. In rendering this opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the Merger, there will be no restriction imposed on Essex or Essex Acquisition that will have a material adverse effect on the ability of the Merger to be consummated as currently structured and that the Merger will comply with applicable federal and state laws. RP Financial has also assumed that the draft proxy materials and Merger Agreement reviewed in connection with the preparation of this letter will conform in all material respects to the final proxy materials and Merger Agreement.


Opinion
-------

         It is understood that this letter is directed to the Board of Directors of Essex in its consideration of the Merger Agreement, and does not constitute a recommendation to any current common stockholder of Essex as to any action that such common stockholder should take in connection with the Merger Agreement, or otherwise. Furthermore, this letter is not directed to the holders of the Series B and C preferred stock and Warrants. RP Financial's opinion does not address Essex's or Essex Acquisition's respective underlying business decisions to effect the Merger. It is understood that RP Financial's opinion does not address whether Essex Acquisition or any other party would be willing to pay consideration in excess of the Cash Consideration for the outstanding shares of Common Stock.

         It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

         It is understood that this opinion may be included in its entirety in any communication by Essex or the Board of Directors to the holders of the Common Stock of Essex. It is also understood that this opinion may be included in its entirety in any regulatory filing by Essex and that RP Financial consents

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to the summary of the opinion in the proxy materials of Essex, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

         Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Cash Consideration to be received by the current unaffiliated holders of the outstanding shares of Essex's Common Stock in the Merger is fair to such shareholders from a financial point of view.

                                             Respectfully submitted,

                                             RP FINANCIAL, LC.
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